U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                               Amendment No. 2 to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL USINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         CAPITAL DEVELOPMENT GROUP, INC.
                         -------------------------------
                  (Name of Small Business Issuer in Its Charter

          Oregon                                                  33-1113777
-------------------------------                              -------------------
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation organization)                                  Identification no.)


4129 Main Street, Suite 100A, Riverside, CA                   92501-3625
-------------------------------------------                   ----------
(Address of Principal Executive offices)                      (Zip Code)


                                 (909) 276-0873
                           ---------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

                    ----------------------------------------
                                (Title of Class)


                    ----------------------------------------
                                (Title of Class)


Securities to be Registered under Section 12(g) of the Act:

         Title of Each Class               Name of Each Exchange on Which
         to be so Registered               Each Class is to be Registered
         -------------------               ------------------------------

         Common Stock                      NASDAQ OTC BBS
         ------------                      --------------

                                    PART F/S

Capital Development Group, Inc.
Balance Sheet
As of March 31, 1999
(Unaudited)
                                                                     Mar 31, '99

     ASSETS
        Current Assets
           Checking/Savings
             Trust Account                               6,027.72
           Total Checking/Savings                        6,027.72

        Total Current Assets                             6,027.72

     TOTAL ASSETS                                        6,027.72

     LIABILITIES & EQUITY
        Liabilities
           Current Liabilities
             Other Current Liabilities
                Loan from Gordon Root                   20,000.00
                Due to DWT                               2,702.15
                Due to Mike Vahl                        39,893.90
             Total Other Current Liabilities            62,596.05

           Total Current Liabilities                    62,596.05

        Total Liabilities                               62,596.05

        Equity
           Paid in Capital                           2,040,941.73
           Offering Expenses                            -9,149.50
           Common Stock                                    698.95
           Treasury Stock-common-for resal                  -0.10
           Retained Earnings                        -2,073,108.54
           Net Income                                  -15,950.87
        Total Equity                                   -56,568.33

     TOTAL LIABILITIES & EQUITY                          6,027.72

Capital Development Group, Inc.
Profit and Loss
January through March 1999
(Unaudited)
                                              Jan - Mar '99

        Ordinary Income/Expense
           Expense
              Management Fees                         9,450.00
              Professional Fees
                Legal Fees                            4,748.59
              Total Professional Fees                 4,748.59

              Rent                                      450.00
              Telephone                                 207.89
              Travel & Ent                            1,094.39
           Total Expense                             15,950.87

        Net Ordinary Income                         -15,950.87

     Net Income                                     -15,950.87

                         Capital Development Group, Inc.
                             STATEMENT OF CASH FLOWS
                                  (Unaudited)



                                                                  March 31, 1999

Increase (decrease) in Cash
   Cash flows from operating activities
         Net loss                                      $(   15,951)
         Change in current liabilities:
             (Decrease) increase in:
              Accounts payable                          (    9,888)
              Due to DWT                                       665
              Due to Michael Vahl                           11,202

         Net cash used for operating activities          (  13,972)

Net decrease in cash                                     (  13,972)

Cash, beginning of quarter                                  20,000

Cash, end of quarter                                   $     6,028

NOTE 1 - SUMMARY OF SIGNIFICANT
            ACCOUNTING POLICIES:

Organizational Data:
Capital Development Group, Inc. (the Company) was incorporated on May 19, 1993 as an Oregon corporation. The Company was organized to engage in the business of purchasing healthcare receivable from hospitals and other healthcare institutions at a discount and administering the collection process of such receivables. The source of funding for such purchases will be its wholly owned subsidiary, CDG Credit Corporation which has not yet commenced operations. The Company has developed its own "Administrator One" software to monitor purchase and collections of accounts receivable.

Accounting Method
The Company maintains its books of account on the accrual basis of accounting. Under this method of accounting, revenue is recognized when they are earned, or billed, and expenses are recognized when goods or services are received, whether paid or not.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, funds on deposit with financial institutions, and investments with original maturities of three months or less. The Company maintains an account in trust with their attorney in Portland Oregon.

Property & Equipment:
Property and equipment owned by the Company are fully depreciated. The Company does not anticipate that future cash flows will be generated from its property and equipment. Therefore, property and equipment is considered impaired, with a net value of zero, and is not reflected on the balance sheet. The original cost of computer equipment and software development is $155,010. The Company has not purchased any additional equipment.

Income Taxes:
Income tax expense is based on pre-tax financial accounting income and includes deferred taxes for the effects of timing differences between financial accounting and taxable earnings. Tax credits are accounted for as a reduction of tax expense in the years in which the credits reduce taxes payable.

The Company currently has net operating loss carry-forwards to future periods for book and tax purposes of approximately $2,098,000 in the first quarter of 1999. A deferred tax asset for the NOL carry forwards has not been recorded as its realization in future periods is questionable at this time.

Earnings Per Share
Earnings per share are not reflected in the interim financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.


NOTE 2 - RELATED PARTY TRANSACTIONS:

The Company President who is also a 72% shareholder, provides management services for a fee, and is also reimbursed for expenses incurred for Company related activities. The company has been unable to compensate and reimburse the President in a consistent manner, and has therefore recorded accrued liabilities of $39,894 in 1999. Total charges to the Company for management and expenses are $11,202 in the first quarter of 1999.

The terms of the note payable include annual interest payable at 8.5 %, and is unsecured. The note is due December 31, 1999.


NOTE 3 - PREFERRED STOCK AND COMMON STOCK ISSUANCES:

The Company has authorized third series preferred stock, none of which is issued and outstanding at March 31, 1999.

The third series preferred stock has no voting rights, is entitled to a preference to common shares of stock in liquidation and is convertible to one share of common stock under certain conditions. The stated conversion price at which the preferred stock could be converted to common stock is $2.40 per share, or fraction thereof. The third series preferred stock had accumulated dividends at the rate of 8.5% of the purchase price of the stock.

In 1998, common stock was issued in three separate occasions; All 256,865 shares of third series preferred stock outstanding were completely converted to common stock at a rate of 1.75 shares of common stock for each share of preferred stock held.

In addition, all accrued dividends payable on the preferred stock were converted into common stock at the rate if $1.00 per share, resulting in the issuance of 264,259 shares of stock issued in exchange for $264,259 dollars of preferred dividends accrued, but never declared and paid.

The company also converted $44,300 in accounts payable to 103,600 shares of common stock as part of its settlements with creditors.


NOTE 4 - LONG-TERM NOTES PAYABLE

At March 31, 1999, long-term notes payable consisted of a $20,000 demand note payable to a stockholder of the Company. Interest accrues at a rate of 8.5% and is due upon demand. The note is not secured by Company assets.


NOTE 5 - EXTRAORDINARY ITEMS AND COMMITMENTS AND CONTINGENCIES:

At December 31, 1998, the Company made a good faith effort with its creditors to settle debts incurred in prior years. Creditors representing the majority of the outstanding debt accepted the settlement, but several creditors did not respond. In 1998, those liabilities to vendors that did not respond were written off and recorded as an extraordinary gain on restructuring of debt. These vendors may seek payment from the Company in the future, although the Company views this as unlikely. Moreover, the Company will resist claims for past obligations by raising defenses of estoppel and time limitation, among others.

Capital Development Group, Inc.
Balance Sheet
As of June 30, 1999
(Unaudited)
                                                                     Jun 30, '99

     ASSETS                                                  0.00
     LIABILITIES & EQUITY
        Liabilities
           Current Liabilities
             Other Current Liabilities
                Due to Porter & Co.                      1,637.58
                Loan from Gordon Root                   20,000.00
                Due to DWT                               3,907.40
                Due to Mike Vahl                        50,249.42
             Total Other Current Liabilities            75,794.40

           Total Current Liabilities                    75,794.40

        Total Liabilities                               75,794.40

        Equity
           Paid in Capital                           2,040,941.73
           Offering Expenses                            -9,149.50
           Common Stock                                    698.95
           Treasury Stock-common-for resal                  -0.10
           Retained Earnings                        -2,073,108.54
           Net Income                                  -35,176.94
        Total Equity                                   -75,794.40

     TOTAL LIABILITIES & EQUITY                              0.00

Capital Development Group, Inc.
Profit and Loss
April through June 1999
(Unaudited)
                                              Apr - Jun '99

        Ordinary Income/Expense
           Expense
              Management Fees                         7,150.00
              Postage and Delivery                       14.00
              Professional Fees
                Accounting                            5,079.75
                Legal Fees                            4,470.55
              Total Professional Fees                 9,550.30

              Rent                                      450.00
              Telephone                                 168.27
              Travel & Ent                            1,893.50
           Total Expense                             19,226.07

        Net Ordinary Income                         -19,226.07

     Net Income                                     -19,226.07

                         Capital Development Group, Inc.
                             STATEMENT OF CASH FLOWS
                                  (Unaudited)



                                                                   June 30, 1999

Increase (decrease) in Cash
   Cash flows from operating activities
         Net loss                                      $(   35,177)
         Change in current liabilities:
             (Decrease) increase in:
              Accounts payable                          (    9,888)
              Due to Porter & Co.                            1,638
              Due to DWT                                     1,870
              Due to Michael Vahl                           21,557

         Net cash used for operating activities         (   20,000)

Net decrease in cash                                    (   20,000)

Cash, beginning of quarter                                  20,000

Cash, end of quarter                                   $         0

NOTE 1 - SUMMARY OF SIGNIFICANT
            ACCOUNTING POLICIES:

Organizational Data:
Capital Development Group, Inc. (the Company) was incorporated on May 19, 1993 as an Oregon corporation. The Company was organized to engage in the business of purchasing healthcare receivable from hospitals and other healthcare institutions at a discount and administering the collection process of such receivables. The source of funding for such purchases will be its wholly owned subsidiary, CDG Credit Corporation which has not yet commenced operations. The Company has developed its own "Administrator One" software to monitor purchase and collections of accounts receivable.

Accounting Method
The Company maintains its books of account on the accrual basis of accounting. Under this method of accounting, revenue is recognized when they are earned, or billed, and expenses are recognized when goods or services are received, whether paid or not.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, funds on deposit with financial institutions, and investments with original maturities of three months or less. The Company maintains an account in trust with their attorney in Portland Oregon.

Property & Equipment:
Property and equipment owned by the Company are fully depreciated. The Company does not anticipate that future cash flows will be generated from its property and equipment. Therefore, property and equipment is considered impaired, with a net value of zero, and is not reflected on the balance sheet. The original cost of computer equipment and software development is $155,010. The Company has not purchased any additional equipment.

Income Taxes:
Income tax expense is based on pre-tax financial accounting income and includes deferred taxes for the effects of timing differences between financial accounting and taxable earnings. Tax credits are accounted for as a reduction of tax expense in the years in which the credits reduce taxes payable.

The Company currently has net operating loss carry-forwards to future periods for book and tax purposes of approximately $2,117,000 in the first quarter of 1999. A deferred tax asset for the NOL carry forwards has not been recorded as its realization in future periods is questionable at this time.

Earnings Per Share
Earnings per share are not reflected in the interim financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.


NOTE 2 - RELATED PARTY TRANSACTIONS:

The Company President who is also a 72% shareholder, provides management services for a fee, and is also reimbursed for expenses incurred for Company related activities. The company has been unable to compensate and reimburse the President in a consistent manner, and has therefore recorded accrued liabilities of $50,249 in 1999. Total charges to the Company for management and expenses are $10,355 in the second quarter of 1999.

The terms of the note payable include annual interest payable at 8.5 %, and is unsecured. The note is due December 31, 1999.


NOTE 3 - PREFERRED STOCK AND COMMON STOCK ISSUANCES:

The Company has authorized third series preferred stock, none of which is issued and outstanding at June 30, 1999.

The third series preferred stock has no voting rights, is entitled to a preference to common shares of stock in liquidation and is convertible to one share of common stock under certain conditions. The stated conversion price at which the preferred stock could be converted to common stock is $2.40 per share, or fraction thereof. The third series preferred stock had accumulated dividends at the rate of 8.5% of the purchase price of the stock.

In 1998, common stock was issued in three separate occasions; All 256,865 shares of third series preferred stock outstanding were completely converted to common stock at a rate of 1.75 shares of common stock for each share of preferred stock held.

In addition, all accrued dividends payable on the preferred stock were converted into common stock at the rate if $1.00 per share, resulting in the issuance of 264,259 shares of stock issued in exchange for $264,259 dollars of preferred dividends accrued, but never declared and paid.

The company also converted $44,300 in accounts payable to 103,600 shares of common stock as part of its settlements with creditors.


NOTE 4 - LONG-TERM NOTES PAYABLE

At June 30, 1999, long-term notes payable consisted of a $20,000 demand note payable to a stockholder of the Company. Interest accrues at a rate of 8.5% and is due upon demand. The note is not secured by Company assets.


NOTE 5 - EXTRAORDINARY ITEMS AND COMMITMENTS AND CONTINGENCIES:

At December 31, 1998, the Company made a good faith effort with its creditors to settle debts incurred in prior years. Creditors representing the majority of the outstanding debt accepted the settlement, but several creditors did not respond. In 1998, those liabilities to vendors that did not respond were written off and recorded as an extraordinary gain on restructuring of debt. These vendors may seek payment from the Company in the future, although the Company views this as unlikely. Moreover, the Company will resist claims for past obligations by raising defenses of estoppel and time limitation, among others.